Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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January 8, 2019
John Stickel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Nordic American Tankers Limited Registration Statement on Form F-3 Filed November 30, 2018 File No. 333-228603
Dear Mr. Stickel:
Pursuant to the letter dated December 21, 2018 delivered by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), Nordic American Tankers Limited (the "Company") confirms its understanding that it will clear any outstanding SEC staff comments to its most recent 20-F for the year ended December 31, 2017, before requesting acceleration of effectiveness to its registration statement on Form F-3 (File No. 333-228603).
Please feel free to contact the undersigned at (212) 574-1223, or Evan Preponis at (212) 574-1438, with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

/s/ Gary J. Wolfe
By: Gary J. Wolfe

cc:	Susan Block Securities and Exchange Commission

Herbjørn Hansson Chief Executive Officer Nordic American Tankers Limited

Bjørn Giaever Chief Financial Officer Nordic American Tankers Limited